SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on February 10, 2023 and seeks the attendance of its shareholders. Shareholders who are registered in KEPCO’s Shareholders’ registry on January 2, 2023 (or on January 9, 2023 in case of the owners of the American Depositary Shares of KEPCO) will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cheong, Seung-Il, President & CEO of KEPCO

We hereby call the fiscal year 2023 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: February 27, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322,

                The Republic of Korea KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of two Standing Directors

1.1)	Lee, Jung-Bok

1.2)	Lee, Jun-Ho

ø For Item 4.(1) above, shareholders may vote for or against each Director separately.

2)	Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee

-	Jun, Young-Sang

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: February 10, 2023

Attachment

Agenda 1. Election of Two Standing Directors

1.1	Lee, Jung-Bok

•	Date of Birth : August 26, 1963

•	Current Position in KEPCO

-	Expert Advisor at Human Resources Innovation Department (from Nov. 2022 and on)

•	Previous Positions in KEPCO

-	Executive Vice President and Chief Mutual Growth & Management Officer (from Aug. 2020 to Nov. 2022)

-	Vice President and Head of Human Resources Department (from Jul. 2018 to Aug. 2020)

-	Assistant Vice President and Head of Human Resources Development Team under Human Resources Department (from Dec. 2016 to Jul. 2018)

-	Assistant Vice President and Head of Management Evaluation Team under Business Management & Improvement Department (from Dec. 2015 to Dec. 2016)

-	General Manager of Media Public Relations Team under Corporate Communications office (from Dec. 2013 to Dec. 2015)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Lee, Jung-Bok has proved outstanding capabilities and performances during his tenure in various departments in KEPCO. The nominee is an expert in business management with extensive knowledge and experience in the power industry. He has successfully performed diverse tasks in KEPCO including building a personnel management system focused on capability and performance of each employees, advancing the procurement system of KEPCO aiming for mutual growth with sharing performance and innovating overall work culture of KEPCO. If the nominee is elected as a standing director, his expertise and experience will contribute to enhancing shareholder values by successfully raising management efficiency including adjusting major management issues and efficient operating the organization and workforce.

1.2	Lee, Jun-Ho

•	Date of Birth : February 8, 1963

•	Current Position : President & CEO at KEPCO Energy Solution Co., Ltd. (from Mar. 2022 and on)

•	Previous Positions in KEPCO

-	Vice President, Regional Headquarters KEPCO Namseoul (from Dec. 2020 to Nov. 2021)

-	Vice President and Head of Renewable & Energy Solution Business Department (from Jul. 2018 to Dec. 2020)

-	Assistant Vice President and Head of Power Distribution Planning Team under Power Distribution Planning Department (from Dec. 2015 to Jul. 2018)

-	Director General of Sejong Regional Office under Regional Headquarters KEPCO Daejeon-Sejong-Chungnam (from Dec. 2014 to Dec. 2015)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Lee, Jun-Ho, with his experience of working in different positions in KEPCO, has proved his outstanding capabilities and competency. The nominee is an expert in power distribution and technology innovation field with his in-depth knowledge and abundant experience in power industry. He made his best effort for successful legislation of the laws related to renewable generation and hydrogen businesses, extended the EV charging infrastructure nationwide, flawlessly supplied electricity for PyeongChang Winter Olympics and stably managed power distribution system. If the nominee is elected as a standing director, he will contribute to enhancing shareholder values by acquiring groundbreaking technologies for hydrogen and renewable energy and securing stable supply of electricity with his experience and expertise.

Agenda 2. Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee

∎	Jun, Young-Sang

•	Date of Birth : May 28, 1964

•	Major Positions Previously Held

-	Professor of Public Administration at Konkuk University (from Mar. 2011 to Feb. 2017)

-	Operation Director at the Korean Association for Public Administration (from Jan. 2014 to Dec. 2015)

-	Auditor at Chungju Saemaul Center (from Mar. 2006 to Jan. 2009)

-	Auditor at the Association for preserving Taekkyon (from Aug. 2002 to Jun. 2004)

•	Education

-	Bachelor of Arts in Political Science at Konkuk University

-	Master of Arts in Public Administration at Korea National University of Transportation

-	Ph.D in Public Administration at Konkuk University

•	Nominated by : Director Nomination Committee

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Non-Executive Director in KEPCO : Two Years

The nominee, Mr. Jun, Young-Sang, has extensive expertise in audit serving as an auditor in several entities including Non-Government Organizations. During his time as an auditor at Chungju Saemaul Center (the organization for local development) and the Association for preserving Taekkyon, he reviewed and oversaw the process for fund management, administrations and policy deliberation. Through these activities, he ensured the organization activities in diverse fields to be conducted properly and increased the work efficiency of the organizations. Apart from these, he actively worked in various positions including at parliamentary expense regulation committee and code of conduct advisory committee, which both were commissioned from the Chungju city council. With his experience in various fields, he will be able to supervise the overall management of the company with thorough inspection, fulfilling his role of checks and balances.

He worked as a professor of public administration for a decade including his time at Konkuk University and as an operation director at the Korean Association for Public Administration, focusing on studying and advising public administration and policy of public entities. Through these experiences, he honed his knowledge and expertise in public policy and its management. He developed and acquired in-depth insights in particular aspects in the governance of public institutions that involve different stakeholders. His studies and researches, ‘Determinants of public servants’ attitude toward collaborative governance’ and ‘Role possibilities of public officials’ labor unions in governance system’, reflect his in-depth expertise. He will put his best effort into enhancing monitoring process of the business activities of KEPCO from a balanced perspective by taking the views of various stakeholders into account.

In addition, the nominee has deep understanding in applying risk management process and communicating skills to tackle the emergencies, especially in the electric power industry and nuclear power plants. With the insights he acquired from his studies and researches, ‘Analysis on the decision making situation of Fukushima Daiichi nuclear disaster in Japan’ and ‘A comparative study of the information hiding on the crisis situation in Korea and in Japan’, he will be able to shed a light on the path that KEPCO and the Korean power industry should take for further growth.

The nominee’s experience of serving as a member of Policy advisory committee that was commissioned from Chungju city and a director of studies in the Korean Society for Public Personnel Administration will also help the nominee in overseeing and inspecting business activities and management of KEPCO.

The nominee neither has any relationship with the largest shareholder of KEPCO, nor any transaction with KEPCO in the last three years. The Director Nomination Committee and the Public Agencies Operating Committee have scrutinized the nominee’s qualifications including his independence requirements under the Act on the Management of Public Institutions and the Korean Commercial Act. The Director Nomination Committee and the Public Agencies Operating Committee are comprised of members including independent and external members from KEPCO.

Subject to the approval and appointment, the nominee is expected to independently monitor and oversee KEPCO’s management as one of the Audit Committee members for the term of two years. He will hold a non-executive position as an independent director, and he will not engage in the day-to-day management.

Appendix. Other Information on the Audit Committee of KEPCO

Under the Board of Directors, KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The Audit Committee conducts an audit on KEPCO’s business and accounting, and report the results to the Board of Directors. The Audit Committee holds regular meetings on a quarterly basis and also on an as-needed basis. Eleven Audit Committee meetings were held in 2022, and thirteen Audit Committee meetings were held in 2021.

The structure of our Audit Committee meets the requirements of independence under the related laws and regulations in Korea and the US.

•	Two-thirds of the Audit Committee members are non-standing directors, and the chairperson is appointed from the non-standing directors.

•	Korean Commercial Act allows the companies to elect one-third of Audit Committee members as a standing director, on the condition that he or she meets the independence requirements thereunder.

•	Sarbanes-Oxley Act and NYSE Listed Company Manual do not restrict companies from appointing a standing director in the Audit Committee, unless the member is ineligible due to independence issues.

In addition, each member of our Audit Committee satisfies the following independence requirements. The standing director as Comptroller & Auditor General in our Audit Committee is appointed from outside the company, with no work experience in KEPCO or its affiliated companies.

•

After appointment, he or she takes the roles to monitor the top management as an independent non-executive officer. Other than he or she works for KEPCO in full-time capacity, his or her role is different from the other standing directors who concurrently work as executive officers.

•

Korean Commercial Act regards a director is not independent if he or she is engaged in or has been engaged in the company within the last two years. Sarbanes-Oxley Act and NYSE Listed Company Manual define the independence of a director on the basis of the director’s engagement in the company as an employee or executive officer before the appointment or the director’s transaction with the company.

We believe that having a standing director who is independent and non-executive as Comptroller & Auditor General in our Audit Committee will bring the better understanding of business to the Committee and enable the Committee to better detect potential risks of the company.

•

The audit scope can be broader and deeper because his or her roles and responsibilities are not limited to the accounting and financial audit, but also include oversight and inspection of KEPCO’s overall work. We believe it is more efficient to have one standing director who is independent and non-executive in our Audit Committee for the stricter risk monitoring of our day-to-day management activities in all material matters, and it is believed to better protect value of our shareholders as well.

The standing director who is independent and non-executive as Comptroller & Auditor General in our Audit Committee takes on the role of checks and balances by monitoring the management of the company, independently from the company on an equal status with the CEO. He or she has the rights and responsibilities to check and inspect all the material financial and non-financial matters and policies before CEO’s final decisions or approvals. He or she is not required to report to nor controlled by the CEO.